Exhibit 1

Announcement  |  Lisbon  |  9 March 2015

Portugal Telecom, SGPS, S.A. announces the delisting of its ADSs from the New York Stock Exchange

The Board of Directors of Portugal Telecom, SGPS, S.A. (“PT SGPS” or the “Company”) has approved the delisting of its American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”). Each ADS of PT SGPS represents one ordinary share of PT SGPS.

PT SGPS has provided written notice to the NYSE of its intent to delist its ADSs and expects to file a Form 25 with the U.S. Securities and Exchange Commission (“SEC”) on or about March 19, 2015 to effect the delisting. Unless the Form 25 is earlier withdrawn by PT SGPS, the delisting of the ADSs will be effective ten days after the filing of the Form 25. Accordingly, PT SGPS anticipates that the last day of listing of ADSs on the NYSE will be on or about March 30, 2015.

Following the delisting of the ADSs from the NYSE, PT SGPS’s ordinary shares will continue to trade on the Euronext Lisbon.

Delisting from the NYSE will consolidate trading on PT SGPS’s primary exchange, the Euronext Lisbon. In addition, PT SGPS has received a letter from the NYSE, dated February 6, 2015, giving notice that PT SGPS was below the continued listing criteria set forth in Section 802.01C of the NYSE Listed Company Manual because the average closing price of its ADSs had been less than $1.00 over a 30 consecutive trading day period. In light of these factors, and in order to achieve cost savings by eliminating the costs associated with maintaining a listing on the NYSE, PT SGPS has decided to delist the ADSs.

PT SGPS currently intends to maintain its American Depositary Receipt facility, which will enable investors to retain their ADSs and trade those ADSs in the U.S. over-the-counter market. PT SGPS has not arranged for listing and/or registration of the Company’s ADSs on another U.S. securities exchange or for quotation of the Company’s ADSs on any other quotation medium in the United States.

In addition, the Company will continue to be subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, including the requirement to file annual reports on Form 20-F and to submit reports on Form 6-K.

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisboa Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Luis Sousa de Macedo Investor Relations Director pt-ir@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt